PRIMERO REPORTS PRELIMINARY Q1 2016 PRODUCTION RESULTS;
QUARTER FOCUSED ON CREATING A WORKPLACE FREE OF ACCIDENTS
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, April 18, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced its preliminary first quarter 2016 operating results. The Company’s first quarter 2016 financial results will be released on May 4, 2016.

Highlights:

  Creating and Sustaining a Safety-First Culture: Primero’s highest priority is the safety of its workers. After unacceptable safety results in 2015 at San Dimas’ underground operations, Primero has been determined to transform the mine’s safety culture. Through Q1 2016, Primero has focused on implementing stringent new safety standards and procedures, which include the implementation of standards for ground support in line with the Ontario Mining Regulations – a process that has not previously been applied at the San Dimas mine.

  First Quarter 2016 Production: First quarter 2016 production totalled 36,158 gold equivalent ounces1, at preliminary all-in sustaining costs2 of $1,556 per gold ounce3. Q1 production included 22,901 gold equivalent ounces from San Dimas and 13,257 ounces of gold from Black Fox. Quarterly production was impacted by changes to the mining sequence at San Dimas to include the implementation of Canadian safety standards for ground support, which resulted in the deferral of some high grade stopes. Black Fox production was affected by the limited availability of high-grade ore from the upper, remnant areas of the underground mine.

  2016 Production and Cost Guidance Updated: The Q1 2016 production shortfall that was a result of implementing enhanced safety procedures at San Dimas, has resulted in Primero reducing its 2016 production guidance to between 230,000 and 250,000 gold equivalent ounces. All-in sustaining cost guidance is now expected to be between $975 and $1,025 per gold ounce.

“Primero invested a significant amount of time and resources during the first quarter to create a transformational shift in attitude towards achieving a workplace free of accidents. The safe operation of our two mines is our top priority and while we are encouraged to see a transformation, we know we must remain vigilant,” stated Ernest Mast, President and Chief Executive Officer. “Although production was well below our original expectations during this implementation period, we are committed to getting our operations up to full capacity as quickly as possible. We have a strong operational plan at San Dimas to deliver planned throughput rates with the more stringent ground control conditions for the remainder of 2016. During April, the mine has operated at production rates greater than the nameplate 2,500 tonnes per day. We also continue to believe in the future of the Black Fox mine, having recently reached the Deep Central zone mineralization on the 640 metre level. Primero’s team has demonstrated dedication to our core values during this difficult and demanding time for the Company, and I look forward to delivering positive news flow through the remainder of 2016.”

Creating and Sustaining a Safety-First Culture

Primero is firmly committed to the safety of its employees, and has been working hard to affect a transformational shift in attitude towards a safety culture that supports the maintenance of a workplace free of accidents. This has included the implementation of a strict policy that “no person should be advancing any face under unsupported ground”.

To this effect, San Dimas personnel have completed the immense task of retrofitting all active areas of the mine with standards for ground support in line with the Ontario Mining Regulations, a practice previously assessed as unnecessary due to the generally excellent rock conditions of the mine. This has required the restriction of access to certain portions of the mine and provisions for new access points to specific areas, significantly impacting the first quarter mine plan. Management reports that this comprehensive and intense implementation phase is now complete and the mine is capable of operating at planned capacity for the remainder of 2016.

Additionally, Primero’s safety department has revised the San Dimas “Reglas Por La Vida” (Rules for Life), nine critical standards and operating procedures that apply to all San Dimas employees. The updated Code includes increased requirements for working under supported areas.

Company-wide safety communication has improved and operating risks are being identified and addressed earlier to avoid potential accidents. Primero has encouraged greater interaction with mining crews in the morning safety and coordination talks, and has observed a noted increase in potential incident reporting resulting in a more proactive safety environment. As a result of our efforts, San Dimas has gone more than 3 months with zero reportable incidents, and all employees are responding positively to the call for a change in attitude towards safety.

First Quarter 2016 Production

Primero produced 36,158 gold equivalent ounces during the first quarter of 2016, 41% below the same period in 2015, mainly as a result of the introduction of Canadian standards for ground support at the San Dimas mine. Preliminary all-in sustaining costs (“AISC”) for the quarter are expected to be $1,556 per gold ounce and total cash costs4 of $944 per gold equivalent ounce.

	Three months ended March 31		% Change
	2016	2015
Total Production
Gold equivalent (oz)	36,158	61,073	(41%	)
Gold (oz)	32,835	54,365	(40%	)
Silver (Moz)	0.92	1.93	(52%	)
Total cash costs (per oz AuEq)	$944	$699	35%
AISC (per oz Au)	$1,556	$1,044	49%

San Dimas
Tonnage
Tonnes of ore mined	151,193	263,747	(41%	)
Tonnes of ore milled	149,182	257,670	(42%	)
Tonnes of ore milled per day	1,639	2,863	(43%	)
Average mill head grade (g/t)
Gold	4.13	5.01	(17%	)
Silver	198	250	(21%	)
Average recovery rate (%)
Gold	99%	96%	3%
Silver	97%	93%	4%
Produced
Gold equivalent (oz)	22,901	46,569	(51%	)
Gold (oz)	19,578	39,861	(51%	)
Silver (Moz)	0.92	1.93	(52%	)
Total cash costs (per oz AuEq)	$998	$582	71%
AISC (per oz Au)	$1,362	$659	107%

Black Fox
Open pit tonnes
Tonnes of ore mined	-	275,865	-
Average gold grade (g/t)	-	1.99	-
Underground tonnes
Tonnes of ore mined	38,501	11,525	235%
Average gold grade (g/t)	4.99	4.84	3%
Tonnes increase (decrease) in stockpile	(185,952)	96,471	(293%	)
Tonnes processed
Tonnes of ore milled	224,453	190,919	18%
Tonnes of ore milled per day	2,467	2,121	16%
Average mill head grade (g/t)	1.94	2.49	(22%	)
Average gold recovery rate (%)	95%	95%	0%
Produced
Gold (oz)	13,257	14,504	(9%	)
Total cash costs (per oz Au)	$851	$1,077	(21%	)
AISC (per oz Au)	$1,404	$1,552	(10%	)

San Dimas produced 22,901 gold equivalent ounces during the first quarter, which includes 19,578 ounces of gold and 0.92 million ounces of silver. Q1 2016 preliminary AISC are expected to be $1,362 per gold ounce and total cash costs of $998 per gold equivalent ounce. First quarter production at San Dimas was impacted by changes to the mining sequence which now includes the implementation of Canadian standards for ground support, and the condition that all employees will never work under unsupported ground. As a result, mill throughput was restricted to an average of 1,639 tonnes per day (“TPD”) during the quarter.

In April, the Company was successful in re-establishing operations above the current 2,500 TPD nameplate capacity. The addition of ground support has resulted in a modified mine plan for the remainder of 2016, with the Company targeting higher grade stopes at slightly lower tonnes. The Company will continue to analyze the impact of the removal of low grade cut-and-fill stopes on its original plan of mining consistently at 3,000 TPD by the end of 2016.

Black Fox produced 13,257 gold ounces during the first quarter at preliminary AISC of $1,404 per ounce and total cash costs of $851 per ounce. Production was lower than expected as a result of limited availability of high-grade ore from the upper, remnant areas of the underground mine. Daily production rates are expected to increase through the remainder of 2016 as the underground contribution from the Deep Central zone ramps-up.

Drifting on the 640 metre level intersected initial ore in Deep Central zone in April, one month ahead of schedule. The Company is now working to complete two crosscuts through the zone and has started development of the 660 metre level ahead of initial stoping activities. Production from the Deep Central zone is expected to increase to approximately 850 TPD in Q4 2016.

2016 Production Guidance Update

As described above, the implementation of Canadian standards for ground support at the San Dimas mine has impacted production rates. This has led Primero to reduce 2016 annual production guidance by 30,000 gold equivalent ounces to between 230,000 and 250,000 gold equivalent ounces. AISC guidance is now expected to be between $975 and $1,025 per gold ounce and total cash costs are expected to be in the range of $650 to $700 per gold equivalent ounce. Revised cash cost guidance at Black Fox reflects the inclusion of non-cash inventory draw down which was not included in the original guidance. Capital expenditures at San Dimas were also reduced by $5 million, mainly associated with the mill expansion project.

	Original Guidance			Revised Guidance			Actual
	San Dimas	Black Fox	Consolidated	San Dimas	Black Fox	Consolidated	2015
Attributable gold equivalent production (gold equivalent ounces)	190,000- 200,000	70,000- 80,000	260,000- 280,000	160,000- 170,000	70,000- 80,000	230,000- 250,000	259,474
Gold Production (ounces)	145,000- 155,000	70,000- 80,000	215,000- 235,000	120,000- 130,000	70,000- 80,000	190,000- 210,000	221,060
Silver Production (million ounces)	8.5-9.5	N/A	8.5-9.5	7.5-8.5	N/A	7.5-8.5	8.30
Total cash costs (per gold equivalent ounce)	$525-$575	$680-$730	$570-$620	$600-$650	$750-$800	$650-$700	$637
AISC (per gold ounce)	$660-$710	$940-$990	$850-$900	$775-$825	$1,000- $1,050	$975-$1,025	$972
Capital Expenditures ($ millions)	$56.4	$23.6	$82.3	$51.4	$23.6	$77.3	$93.3

Material assumptions used to forecast total cash costs for 2016 include: an average gold price of $1,078 per ounce (bases on actual gold prices received for Q1 2016 and $1,050 per ounce for the remainder of the year); an average silver price of $5.00 per ounce (calculated using the silver purchase agreement contract price5 of $4.26 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $14 per ounce); and foreign exchange rates of 1.35 Canadian dollars and 16 Mexican pesos to the US dollar.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2016 was 278:1 based on the average realized prices of $1,178 per ounce of gold and $4.24 per ounce of silver.

(2) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

(3) The preliminary cash cost information provided in this news release is approximate and may differ from the final results included in the Company’s Q1 2016 financial statements and MD&A.

(4) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s 2015 Annual Report for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.24 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, the implementation of Canadian standards for ground support at the San Dimas mine; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2016, the cash costs and all-in sustaining costs for 2016; the capital expenditures in 2016; the Company’s intentions and expectations respecting the expansion of San Dimas’ production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2016; the amount of ore from the Company’s operations in 2016; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; the success in the exploration and development of areas in the Deep Central Zone and the adjacent Froome zone at Black Fox; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.